Technology Holdings North America Inc.

100 Wilshire Boulevard, Suite 700

Santa Monica, CA 90401

January 21, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Technology Holdings North America Inc.
Request for Withdrawal of Regulation A Offering Statement on Form 1-A-W
File No. 024-12461

Ladies and Gentlemen:

In accordance with Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, Technology Holdings North America Inc., a Delaware corporation (the "Company"), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-12461), together with all exhibits and amendments thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on July 10, 2024, and amended on August 29, 2024.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue an offering under Regulation A at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement, effective as of the date hereof or at the earliest practicable date hereafter.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Andrew M. Greenstein of Hess Legal Counsel LLC at (201) 232-9098.

Technology Holdings North America Inc.

By:
Name: Carlos Cruz
Title: Chief Executive Officer

cc: Andrew M. Greenstein, Esq.